UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  4)


              Play By Play Toys & Novelties, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           72811K103
                   __________________________
                         (CUSIP Number)


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                              13G
CUSIP No.  72811K103
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance US Growth and Income Trust PLC      None
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    404,291 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    404,291 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    404,291 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.18%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
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ITEM 1.
    (a) Name of Issuer.
        Play By Play Toys & Novelties, Inc.                       ("Company")

    (b) Address of Issuer's principal Executive Offices
        4400 Tejasco
        San Antonio, TX 78218-0267

ITEM 2.

    (a) Name of Person Filing
        Renaissance US Growth and Income Trust PLC                ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        England

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ______ Investment Company registered under section 8 of the Investment
               Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
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ITEM 4.        Ownership.

    (a) Amount Beneficially Owned:
        On July 3, 1997, the Company and the Filer entered into a $2,500,000 Convertible Debenture with an 8.0% interest rate, due June 30, 2004, convertible at $16.00 per share. According to the Amended Convertible Debenture and Loan Agreement, the conversion price of the debenture was lowered to $6.00 per share effective November 23, 1999. On July 21, 2000, the Company made a $25,000 principal payment, bringing the 8% Convertible Debenture amount to $2,475,000. On August 21, 2000, the Company made a $24,750 principal payment bringing the 8% Convertible Debenture amount to $2,450,250. On October 9, 2000, the Company made a $24,502.50 principal payment bringing the 8% Convertible Debenture amount to $2,425,747.50. Thus the Filer owns 404,291 shares of the Company's common stock on a fully converted basis. The Debentures are convertible within sixty days. The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc. also owns securities of Play By Play Toys & Novelties, Inc.

    (b) Percent of Class   5.18%

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:   404,291 shares
         (ii) shared power to vote or to direct the vote:   None
        (iii) sole power to dispose or to direct the disposition of:
              404,291 shares
         (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 9, 2000                 /S/
                          ___________________________________________________
                                    Signature
                          Renaissance US Growth and Income Trust PLC by Renaissance Capital Group, Inc., Investment Manager Russell Cleveland, President
                          ___________________________________________________
                                    Name and Title
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